Exhibit (a)

CERTIFICATE

The undersigned hereby certifies that she is the Assistant Secretary of Massachusetts Mutual Life Insurance Company (the “Company”); that on May 13, 1998, the Investment Committee of the Board of Directors of the Company voted that the Chief Executive Officer or President of the Company be authorized to establish additional segments of Massachusetts Mutual Variable Life Separate Account I; that said vote remains in full force and effect; that the following was adopted by the President and CEO of the Company in a writing dated October 15, 2002:

That in connection with the development of a new variable universal life insurance product, (the “VUL GuardSM Policy”);

(3)
The establishment by the Company of one new segment (“the VUL GuardSM Segment”) of the Massachusetts Mutual Variable Life Separate Account I (the “Separate Account”) in accordance with the provisions of Section 132G of Chapter 175 of the Massachusetts General Laws for the purpose of investing contributions received under the VUL GuardSM Policy; and

(4)
That any officer authorized by the Rules and Regulations of the Board of Directors to sign on behalf of the Company hereby is authorized to execute all documents or take any other action which said officer deems necessary or advisable in order to permit the sale of the VUL GuardSM Policy including the filing of registration statements or amendments thereto with the United States Securities and Exchange Commission or other appropriate regulatory authorities.

IN WITNESS WHEREOF, I have hereunto affixed my hand and the seal of the Company this 17th day of October 2002.

/s/ Sally Fortier Murphy
Sally Fortier Murphy Assistant Secretary